DBX ETF Trust

345 Park Avenue

New York, NY 10154

August 21, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	DBX ETF Trust (the “Trust”)
Securities Act File No. 333-170122
Investment Company Act File No. 811-22487
Request for Withdrawal of Post-Effective Amendment Filings to the Trust’s Registration Statement on Form N-1A

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of its series Deutsche X-trackers US Aggregate Bond – Interest Rate Hedged ETF (the “Fund”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 152 (“PEA No. 152”), which was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001193125-14-409436) on November 12, 2014, pursuant to paragraph (b) of Rule 485 under the 1933 Act. The automatic effectiveness of PEA No. 152 has been delayed pursuant to subsequent 485BXT filings with the Commission via EDGAR, the most recent of which was filed on August 20, 2015 (Accession No. 0001193125-15-297727) (each, a “BXT Filing” and together with PEA No. 152, the “Filings”) and scheduled to become effective on August 24, 2015.

The withdrawal of the Filings is requested because the Trust has determined not to move forward with the offering of such Fund as a series of the Trust at this time.

No securities were sold in connection with this offering.

If you have any questions, please contact Jeremy Senderowicz of Dechert LLP at (212) 641-5669.

Very truly yours,

/s/ Alex Depetris

Alex Depetris

President, Chief Executive Officer and Secretary